UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective as of March 31, 2022, the board of directors (the “Board”) of Genius Group Limited (the “Company”) appointed Richard J. Berman as the Chairman of the Audit Committee.

Mr. Berman has served as a member of the Board since January 2022 and qualifies as “independent” for purposes of the rules of the Securities and Exchange Commission and the NYSE American market. Mr. Berman’s biographical information is as follows:

Richard J. Berman holds a BSc and an MBA degree from the Stern School of Business of NYU and U.S. and foreign law degrees. His business career spans over 35 years in senior management, mergers and acquisitions, and venture capital. He is a director of four public NASDAQ companies – Cryoport Inc., Comsovereign Holding Corp., BioVie Inc., and Context Therapeutics Inc., and over the last decade he has served on the board of five companies that have reached over one billion dollars in market cap – Cryoport, Advaxis, EXIDE, Internet Commerce Corp., and Ontrak (Catasys). His early career began with Goldman Sachs and thereafter he became the Senior Vice President of the Bankers Trust Company, where he started the mergers and acquisitions, and leveraged buyout departments.

On April 19, 2022, the Company issued a press release regarding the appointment of Mr. Berman. Such press release is filed as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit

99.1	Press Release dated April 19, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: April 19, 2022
	By:	/s/ Roger James Hamilton
	Name:	Roger James Hamilton
	Title:	Chief Executive Officer and Chairman (Principal Executive Officer)